

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05073065

November 28, 2005

Beverly J. Burke
Vice President and General Counsel
WGL Holdings, Inc.
101 Constitution Ave, NW
Washington, DC 20080

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/28/2005

Re: WGL Holdings, Inc.
Incoming letter dated October 28, 2005

Dear Ms. Burke:

This is in response to your letter dated October 28, 2005 concerning the shareholder proposal submitted to WGL Holdings by George Taylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: George Taylor
7302 Franklin Road
Annadale, VA 22003

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, D.C. 20080
www.wglholdings.com

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 842-2880 FAX
bburke@washgas.com

October 28, 2005

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. George Taylor; Securities Exchange Act of 1934-Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

I write on behalf of WGL Holdings, Inc. (the "Company") to request confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission"), if the Company excludes from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Mr. George Taylor (the "Proponent"). The Proposal requests that the Company's Board of Directors adopt a policy requiring the Company's Chairman of the Board of Directors to be an independent director who has not previously served as an executive officer of the Company. The Proposal and Supporting Statement are attached hereto as Exhibit A.

Rule 14a-8(i)(3), under the Securities Exchange Act of 1934, as amended (the "Act"), allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any proxy rules or regulations of the Commission, including Rule 14a-9 under the Act, which prohibits materially false or misleading statements in proxy materials. The Company believes that the Proposal and Supporting Statement violate the Rule 14a-9 prohibition on materially false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment are being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees promptly to forward to the Proponent any

Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Information.

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Though the Staff, in Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), clarified the circumstances in which companies may not be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to companies where:

1) statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

2) the company demonstrates objectively that a factual statement is materially false or misleading;

3) the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

4) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

SLB 14B, § 4.

The Proposal and Supporting Statement implicate the second of the foregoing concerns and are therefore, properly excludable.

The Proponent's Proposal and Supporting Statement state, in relevant part:

> "Shareholders of WGL Holdings require an independent leader to ensure that management acts strictly in the best interests of the Company especially when our Company is facing significant challenges. Our Company

> recently announced that it would have to spend more than $100 million dollars to repair gas leaks due to faulty equipment and poor installation measures after an estimated 1400 leaks were found on the Company's pipeline.[1] In addition, Washington area legislators have noted their concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year.[2] Shareholders need to be assured that the Board of Directors is representing their best interests during these potential crises."

The articles referenced in footnotes #1 and #2 of the Supporting Statement are attached hereto as Exhibit B and Exhibit C, respectively.

The statement, "Our Company recently announced that it would have to spend more than $100 million dollars to repair gas leaks due to faulty equipment and poor installation measures after an estimated 1400 leaks were found on the Company's pipeline", is materially false, misleading and misstates the July 10, 2005, *Baltimore Sun* article to which footnote #1 refers. First, the Company never has associated the cause of the gas leaks referenced in this statement to either "faulty equipment" or "poor installation measures". Accordingly, it is materially false to state or imply that the Company made such an announcement. Instead, the referenced article directly attributes those particular comments to a spokesman for "Dominion energy" (sic) and not this Company. Contrarily, the Company has made many public statements, including statements in a Current Report on Form 8-K filed with the Commission on July 6, 2005, that attribute the cause of the gas leaks primarily to the composition of the natural gas being received from the Cove Point terminal. Further, in the same *Baltimore Sun* article that the Proponent incorrectly cites, the Company's spokesman is reported to have said that the gas leaks were caused by a change in the gas composition.

The Company's request for exclusion of the Proposal and Supporting Statement is supported by the guidelines set forth in SLB 14B since the Proponent's statement is materially false due to the fact that the Company never has associated the subject gas leaks in its pipeline with "faulty equipment and poor installation," as the Supporting Statement asserts. Additionally, the Proponent's claim is materially misleading because individuals reading the 2006 Proxy Materials may erroneously conclude that the Company has admitted legally actionable fault in this matter and, therefore, may believe that the Company will be subject to substantial monetary liability for any damages caused by the gas leaks.

Footnote #2 of the Supporting Statement cites a *Natural Gas Week* publication, dated May 2, 2005, in order to support the following statement, "In addition, Washington area legislators have noted their concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year." Again, the Proponent's statement is not an accurate description of the publication cited. This statement is essentially an

---

1 "Gas-leak debate prompts call for standards; Utility, terminal sparring over Pr. George's problem", *The Baltimore Sun*, July 10, 2005.

2 "House Explosion Spawns Anti-LNG Fervor in Cove Point Home State", *Natural Gas Week*, May 2, 2005.

extrapolation of the headline on the *Natural Gas Week* article, but the article discusses only a bill in the Maryland legislature that would have required the Maryland Public Service Commission to "regularly inspect LNG plants and pipelines..." and that was briefly introduced and then withdrawn. The text of this article, and the underlying facts, do not support the Proponent's statement that legislators have a "concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year." If not excluded, this misstatement of the content of the *Natural Gas Week* article, coupled with the prior false statement regarding the Company's fault regarding gas leaks is material in misleading shareholders and potential investors in regards to the Company's operational standards of safety, construction and maintenance.

CORRESPONDENCE WITH SHAREHOLDER

The Company received the Proposal and Supporting Statement from Mr. Taylor on September 23, 2005. On October 3, 2005, the Company responded by letter to Mr. Taylor stating therein its objections to the portions of the Proposal and Supporting Statement described above. The Company's written response to the Proponent is attached hereto as Exhibit D. Additionally, the Company indicated that it would submit a request to the Commission to have the Proposal and Supporting Statement excluded from its 2006 Proxy Materials, if the misleading and false statements were not removed or revised. The Company received a certified mail receipt indicating that Mr. Taylor received the Company's letter on October 6, 2005. In accordance with Rule 14a-8(f), Mr. Taylor had 14 days from that date in which to respond (*i.e.*, until October 20, 2005). As of the close of business on Thursday, October 27th, the Company had received no response from Mr. Taylor.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and Supporting Statement from its 2006 Proxy Materials. The Company will provide the Staff with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (202) 624-6177.

Sincerely,



Beverly J. Burke
Vice President and General Counsel
WGL Holdings, Inc.

cc: Mr. George Taylor
7302 Franklin Road
Annandale, VA 22003

RESOLVED: That stockholders of WGL Holdings, Inc. ("WGL or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of WGL Holdings. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. James DeGraffenreidt, Jr. holds both the positions of Chairman of the Board and CEO. I believe that this current scheme may not adequately protect shareholders.

Shareholders of WGL Holdings require an independent leader to ensure that management acts strictly in the best interests of the Company especially when our Company is facing significant challenges. Our Company recently announced that it would have to spend more than $100 million dollars to repair gas leaks due to faulty equipment and poor installation measures after an estimated 1400 leaks were found on the Company's pipeline.[1] In addition, Washington area legislators have noted their concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year.[2] Shareholders need to be assured that the Board of Directors is representing their best interests during these potential crises.

As a long-term shareholder of our Company, I believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at WGL Holdings, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable

[1] "Gas-leak debate prompts call for standards; Utility, terminal sparring over Pr. George's problem". The Baltimore Sun. July 10, 2005.

[2] "House Explosion Spawns Anti-LNG Fervor in Cove Point Home State". Natural Gas Week. May 2, 2005.

of ensuring that the interests of shareowners as well as other constituencies are being properly served."

I believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

I therefore urge shareholders to vote **FOR** this proposal.



Douglas V Pope/DC/WGL
09/27/2005 05:10 PM

To Arden Phillips/DC/WGL@WGL
cc
bcc
Subject archive back to 1990 baltimoresun.com


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MarylandWeath

Gas-leak debate prompts call for standards

Utility, terminal sparring over Pr. George's problem

SUN STAFF

Tom Pelton
Published on July 10, 2005

The dispute over whether imported liquid natural gas helped cause an estimated 1,400 gas leaks in Prince George's County underscores the need for more uniform national fuel standards, an industry group said.

"Liquid natural gas is an important part of the supply picture, and we need to know that when it's used, it's fully compatible," with pipeline and distribution systems, Melissa Marion, communications coordinator for the National Gas Supply Association, said Friday. The Federal Energy Regulatory Commission is working on new regulations for natural gas to make sure that fuel imported from different parts of the world and processed in different ways doesn't cause problems because of varying chemical composition, said an agency spokesman.

To help satisfy growing demand for natural gas, the federal government is considering a vast expansion of the amount of imported fuel entering the United States aboard tanker ships in chilled and condensed liquid form. The fuel is warmed and returned to a gas before being burned in power plants, furnaces, stoves and other appliances.

Dominion energy of Richmond, Va., is the owner of the largest liquid-gas terminal in the country, located at Cove Point in Calvert County. Dominion and **Washington Gas**, a utility that distributes some of the fuel, traded accusations last week about whether the chemical composition of fuel imported through Cove Point was to blame for the 1,400 leaks over two years in southern Prince George's County.

Among the leaks being examined by the Prince George's County Fire Department is a March 28 explosion that destroyed a brick house in the District Heights section of the county.

Fuel debate

Washington Gas officials said the imported fuel flowing in through the Cove Point terminal since its reopening in August 2003 had a lower content of heavy hydrocarbons than the distribution system in southern Prince George's County was used to handling.

This change in gas composition caused aging rubber seals in the company's pipe couplings to shrink during cold weather, causing numerous leaks, said Tim Sargeant, spokesman for **Washington Gas**.

Officials are now spending $144 million to replace seals, lines and equipment in the area, and they are considering adding hydrocarbons to the gas flowing in through Cove Point so that it works better with their system, Sargeant said.

"We want to work collaboratively with Dominion Cove Point to solve this problem, because we see liquid natural gas as an important source of natural gas," Sargeant said.

Dominion officials said that their gas is not the problem and that it meets all federal standards. The leaks were caused by faulty, sometimes half-century-old seals and equipment owned by **Washington Gas** that in some cases may have been installed improperly, said Carl Baab, spokesman for Dominion.

"I don't think [new fuel guidelines] will have any impact on this situation because the gas streams are already subject to very strict federal regulations, and they already meet those regulations," Baab said.

The kind of mechanical couplings with rubber seals associated with the leaks in Prince George's County were installed between 1958 and 1974, according to a **Washington Gas** report. These couplings "aren't commonly used today" and haven't been popular since the 1970s, when many utilities began installing plastic pipes that are more flexible, said Daphne Magnuson, spokeswoman for the American Gas Association, which represents utilities.

National standards

Bryan Lee, spokesman for the Federal Energy Regulatory Commission, said he has heard of no other cases in which utility companies have complained that imported liquid gas has caused leaks in seals or pipes. "But we do have a process under way to examine gas-quality issues associated with liquid natural gas as well as domestic gas," Lee said.

The inquiry into possible additional federal standards was requested in May by the Natural Gas Supply Association, said Mark Stultz, spokesman for the organization.

"Gas quality can vary, even when it's produced in the U.S. It's not just a matter of imported liquid natural gas," said Stultz.

The industry became concerned about the variations because gas with too many heavy hydrocarbons sometimes turns to liquid inside of pipelines, requiring expensive efforts to clean it out. Gas with other variations can release too much potentially dangerous carbon monoxide when it's burned inside homes, Stultz said.

Doug Pope
Attorney and Corporate Secretary
202.624.6395 (direct dial)
202.842.2880 (fax)

Natural Gas Week

House Explosion Spawns Anti-LNG Fervor in Cove Point Home State

Natural Gas Week Monday, May 2, 2005
Click here to close window after printing

A late March house explosion in District Heights, Maryland, has blossomed into probing questions from area legislators not only about the safety of the natural gas pipeline infrastructure in the area, but also, in a somewhat unforeseen development, into a debate concerning the placement and inspection of LNG facilities in the state.

Since mid-February, Washington Gas and Light Holdings has received an unusually high number of calls from local residents in the District Heights area in Maryland who reported smelling natural gas. The Mar. 28 house explosion obliterated one home and damaged another, but no one was injured. The blast is still under investigation, though a natural gas leak is considered the possible, if not probable, cause.

In response, Washington Gas had to admit that for some reason, during the last 18 months, the seals on mechanical couplings the company installed to connect distribution mains to service lines in the Prince George's County area have deteriorated, causing leaks and resulting in a massive increase in calls. The company is expected to spend $87 million and bring in 60 outside contracting crews to repair its gas line infrastructure in the county, most of which was laid in the 1960s and 1970s. The company could also incur another $50 million in paving costs.

Washington Gas has identified a staggering number of leaks -- approximately 1,400 in a 100-square mile area -- and is striving to address all known leaks in the affected area within an estimated six months and is planning to rehabilitate or replace all other coupled service lines or distribution mains in the affected area by the end of 2007.

"The safety of our customers and the general public and the reliability of our distribution system have always been and will continue to be our primary concern," said Washington Gas Chairman and Chief Executive James H. DeGraffenreidt.

Legislation was introduced almost immediately after WGL announced its initial findings on leaks in Prince George's county, with six Democratic lawmakers sponsoring emergency legislation to Maryland's General Assembly looking to prohibit the construction of LNG facilities that are "unreasonably close to a heavily populated area or public transportation center" as a result of citizen concerns resulting from the Mar. 28 incident.

The bill also instructed the state's Public Service Commission to regularly inspect LNG plants and pipelines, as well as doling out fines for violations. The proposed legislation brought into jeopardy Washington Gas' proposed LNG storage facility in an unincorporated section of Prince George's County, since it would lie near several homes and be within a mile of the West Hyattsville Metro Station.

Equally abrupt, the emergency bill was withdrawn in a letter signed by the six legislators indicating their change of mind. A Prince George's Country official said the letter came as a response to letters from the attorney general's office and the Maryland National Capitol Parks and Planning Commission, noting that the LNG facility proposed by Washington Gas was, in fact, covered under existing Prince George's County Zoning Ordnance. Legislators had been under the impression that Washington Gas did not need zoning approval.

Washington Gas used the site in the mid-1990s as a storage area for vaporized natural gas and hoped to get a green light from the county council and the parks and planning commission to install a storage tank that could hold 1 Bcf of LNG. The facility, which would be completed in 2008, would convert vaporized natural gas into LNG, and is part of the company's attempt to meet future growth demands in the area.

"Washington Gas does not agree with Maryland National Capitol Parks and Planning about what process we must follow before our application to that body," said Tim Sargeant, a spokesman for Washington Gas. "We are considering all our options at this time."

However, supposedly unknown to the delegates sponsoring the bill, Maryland is already home to the nation's largest LNG import facility -- Dominion's Cove Point -- which is just south of the city of Baltimore. The bill also originally called for the Maryland PSC to inspect LNG plants and pipelines in the state, which conflicted and further muddled current regulations since the Cove Point facility is already under the jurisdiction and is inspected by the Federal Energy Regulatory Commission, the Office of Pipeline Safety, the Coast Guard and the Department of Natural Resources.

--Matthew S. Carr

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, D.C. 20080
www.wglholdings.com

October 3, 2005

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 842-2880 FAX
bburke@washgas.com

VIA Federal Express
/Certified Mail

Mr. George Taylor
7302 Franklin Road
Annandale, VA 22003

Dear Mr. Taylor:

I am writing to you regarding the shareholder proposal you sent to our Corporate Secretary, Mr. Douglas Pope. Mr. Pope received your proposal on September 23, 2005.

In support of your proposal you state that, "Our Company recently announced that it would have to spend more than $100 million dollars to repair gas leaks due to faulty equipment and poor installation measures after an estimated 1400 leaks were found on the Company's pipeline." Through a footnote you reference an article from *The Baltimore Sun* of July 10, 2005.

This statement is not accurate and misstates *The Baltimore Sun* article. Specifically, the alleged cause of the gas leaks stated by you in your letter, can be traced to comments reportedly made by a spokesman for "Dominion energy" (sic), and not by Washington Gas. Washington Gas, in fact, has made many public statements, including statements in a Form 8-K filed with the SEC and also as reported in that same newspaper article, that attribute the leaks to the composition of the fuel being received from the Cove Point terminal.

You also cite to a *Natural Gas Week* publication in support of the following statement: "In addition, Washington area legislators have noted their concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year." Again, we are concerned that your statement is not an accurate description of the publication you cite. Your statement is essentially an extrapolation of the headline on the *Natural Gas Week* article, but the article itself discusses only a bill in the Maryland legislature that was introduced, and then withdrawn, that would have required the Maryland Public Service Commission to "regularly inspect LNG plants and pipelines... " The text of this article, and the underlying facts, do not appear to support your statement that legislators have a "concern over the safety of the Company's natural gas pipeline after a home exploded earlier this year."

We believe that your characterizations noted above, could mislead investors who will be reading our proxy statement. Therefore, we ask that you delete or correct all of these statements and resubmit your proposal and supporting statement to us for consideration. Pursuant to the SEC rules, your response to us must be postmarked or transmitted electronically, no later than 14 days from the date you receive this letter.[1] If you do not make these corrections, the Company has the responsibility to seek to have your proposal excluded under the proxy rules, because as currently written, it is misleading to the investing public.

Very truly yours,



Beverly J. Burke

---

[1]If you choose to reply electronically, please e-mail your reply to me at bburke@washgas.com, with a copy to Douglas Pope at dpope@washgas.com. Or you can fax it to our attention on (202) 842-2880.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WGL Holdings, Inc.
Incoming letter dated October 28, 2005

The proposal requests that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

We are unable to concur in your view that WGL Holdings may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that WGL Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Ted Yu
Special Counsel